Exhibit a(5)(ii)

THE UPPER DECK COMPANY

985 Trade Drive, Suite A

North Las Vegas, NV 89030

702.633.8885

June 25, 2007

Via Facsimile and U.S. Mail

The Topps Company, Inc.

One Whitehall Street

New York, New York 10004-2109

Attention: Board of Directors

Gentlemen:

As you know, The Upper Deck Company has been actively pursuing a business combination with The Topps Company, Inc., (“Topps”) for quite sometime. We have presented you and your advisors with a proposed merger agreement which provides for a higher price per share for your stockholders than the price offered pursuant to the merger agreement among Topps on the one hand and Tornante-MDP Joe Holding LLC (“Tornante-MDP”) and Tornante-MDP Joe Acquisition Corp., a wholly-owned subsidiary of Tornante-MDP (“Tornante Merger Sub”) on the other dated March 5, 2007 (the “MDP Merger Agreement”).

Even following Vice Chancellor Strine’s opinion and the entry of the order in that litigation which, inter alia, provided for lifting the standstill provisions of our confidentiality agreement dated as of March 19, 2007 (the “Confidentiality Agreement”), we have continued to negotiate with you regarding the terms of a consensual transaction. To that end, we have made significant concessions in an attempt to enter into an agreement with Topps. Unfortunately, despite those concessions and our efforts, we have been unable to reach an agreement at this time with Topps.

Accordingly, today we are commencing a tender offer for all outstanding shares of Topps common stock at a price of Ten Dollars and Seventy-Five Cents ($10.75) per share (the “Tender Offer”). The details of our Tender Offer are included in the Schedule TO as filed today with the Securities and Exchange Commission, copies of which are enclosed herewith. In reviewing the Tender Offer, we would ask that you note in particular the following features:

•	The Tender Offer is for all outstanding shares, and contemplates a back-end merger to provide all non-tendering stockholders with the same price per share to be paid in the offer.

•	The Tender Offer is fully financed, and not subject to any financing condition.

•	The Tender Offer is subject to Hart-Scott-Rodino Antitrust clearance, however, we have agreed to take certain actions, as described in the Schedule TO, to address this condition.

•

Because you have continually failed to provide us with the information we requested, the offer includes a due diligence condition; however, we have agreed that should you deliver to us all such information, we will review it and determine within seven (7) business days of our receipt thereof whether we are satisfied, in our sole determination, with such information.

•	The Tender Offer is subject to certain other conditions, however, the satisfaction of virtually all of these other conditions are within the control of Topps.

As noted in the Tender Offer, we remain receptive to negotiating a consensual transaction; indeed, we believe that this course of action would best serve both Upper Deck and Topps and their respective stockholders. We remain available to further our discussions and hope you share the desire of reaching an agreement.

Cordially,

/s/ Richard McWilliam

Richard McWilliam